Filed Pursuant to Rule 424(b)(3)
File No. 333-140842

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

Prospectus Supplement No. 1 Dated January 9, 2009
To Prospectus Dated December 22, 2008

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated December 22, 2008 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment and Stock Purchase Plan

As detailed in the Prospectus, we are offering up to $2,475,000,000 in shares of our common stock, including $475,000,000 in shares of common stock through our distribution reinvestment plan. As of January 6, 2009, we have issued a total of 34,454,459 shares of our common stock in connection with our offering, raising aggregate gross proceeds of $344,270,484. Of these amounts, $9,293,117 has been raised since December 19, 2008, the most recent date available at the time of the filing of the Prospectus, comprised of $7,419,492 raised in December 2008 and $1,873,625 raised between January 1, 2009 and January 6, 2009. As of January 6, 2009, we have also issued a total of 272,727 shares ($2,590,911) pursuant to our distribution reinvestment plan.

Acquisitions of Properties

Frontier Spinning Mills, Inc.

In December 2008, through a venture in which we and CPA®:16-Global own 60% and 40% interests, respectively, we acquired four manufacturing facilities leased to and operated by Frontier Spinning Mills, Inc. (“Frontier”) from an unrelated third party: two located in Mayodan, North Carolina and two located in Sanford, North Carolina. The total cost of acquiring the facilities, including the acquisition fee payable to CAM, was approximately $38,743,456, of which our share was approximately $23,246,073. We and CPA®:16-Global paid at closing an acquisition fee of approximately $968,586 to CAM, of which our share was approximately $581,152. CAM is also expected to receive a deferred acquisition fee in the total amount of approximately $774,869, of which our share would be approximately $464,921. This deferred fee is payable in equal annual installments over each of the next three years but is contingent upon our achieving the 5% preferred return rate. In connection with the acquisition, the venture assumed an existing 20-year net lease with Frontier that was entered into in March 2008 and provides for four five-year renewal options.

Kronos Products, Inc.

In January 2009, we entered into a net lease agreement with Kronos Products, Inc. (“Kronos”) for a cold storage facility in Glendale Heights, Illinois, which we had concurrently acquired from an unrelated third party. We also entered into an agreement with Kronos to renovate the facility over the course of 2009 into a food production facility for Kronos. The total cost of acquiring the facility, including the acquisition fee payable to CAM, was approximately $14,960,733. We paid at closing an acquisition fee of approximately $811,518 to CAM. CAM is also expected to receive a deferred acquisition fee in the total amount of approximately $649,215. This deferred fee is payable in equal annual installments over each of the next three years but is continent upon our achieving the 5% preferred return rate. Additionally, the total cost to us under the agreement to renovate the facility is currently estimated to be approximately $17,500,000. The lease with Kronos runs through January 31, 2030 and contains eight five-year renewal options. The payment of full basic rent under the lease commences upon completion of construction or November 1, 2009, whichever is earlier. Kronos Foods, Inc., Kronos Holdings, Inc., and Central Foodservice Co., affiliates of Kronos, have guaranteed its obligations under the lease.

S-1